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                               January 11, 2023

       Ken Ho
       Chairman
       Primech Holdings Pte. Ltd.
       23 Ubi Crescent
       Singapore 408579

                                                        Re: Primech Holdings
Pte. Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed December 15,
2022
                                                            File No. 333-264036

       Dear Ken Ho:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-1 filed December 15, 2022

       Risk Factors, page 15

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and discuss the risks to investors when investing in stock where the price
is changing rapidly. Clearly state that such volatility, including any stock-run up, may be
unrelated to your actual or expected operating performance and financial condition or
prospects, making it difficult for prospective investors to assess the rapidly changing value
of your stock.
 Ken Ho
Primech Holdings Pte. Ltd.
January 11, 2023
Page 2
General

2. We note your response to comment 3, as well as your revised disclosure that "[a]ny shares sold by the selling shareholder covered by this prospectus will only occur after the trading of our Ordinary Shares on the Nasdaq Capital Market, or Nasdaq, begins at prevailing market prices or in privately negotiated prices." Please revise to clarify that the selling shareholder will sell their shares at prevailing market prices or in privately negotiated prices, if true. Please also include a placeholder for the date of effectiveness of this registration statement as well as your initial public offering price and/or most recent trading price, and confirm that you will include such information in the Rule 424(b)
      prospectus filed in connection with this resale offering. Refer to Instruction 2 to Item
      501(b)(3) of Regulation S-K.
3. We note your response to comment 5, as well as your revised disclosure on page Alt-13 that you will have 32,500,000 "Ordinary Shares outstanding before the Resale Offering."
      However, your disclosure on the Resale Offering prospectus cover page indicates that you will not commence the Resale Offering until the closing of the IPO. Please therefore revise to clarify that you will have 37,500,000 shares outstanding immediately before the
      Resale Offering, assuming the issuance by you of 5,000,000 shares in your IPO, if true.
       You may contact Tony Watson at 202-551-3318 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameKen Ho
                                                            Division of
Corporation Finance
Comapany NamePrimech Holdings Pte. Ltd.
                                                            Office of Trade &
Services
January 11, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName